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                       October 20, 2021

       Andrew D. Sandifer
       Executive Vice President and Chief Financial Officer
       FMC Corporation
       2929 Walnut Street
       Philadelphia, PA 19104

                                                        Re: FMC Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            File No. 001-02376

       Dear Mr. Sandifer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Life Sciences